May 21, 2009

Mr. Craig Wilson

Senior Assistant Chief Accountant

Mail Stop 4561

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Computer Task Group, Incorporated
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 26, 2009
File No. 001-09410

Dear Mr. Wilson:

In response to your letter of April 30, 2009 (“SEC Comment Letter”) to Mr. James R. Boldt, Chairman and Chief Executive Officer of Computer Task Group, Inc. (“CTG” or the “Company”), set forth below is CTG’s response to each of your comments. We have restated each Staff comment in this letter and then included our corresponding response.

Form 10-K for the period ended December 31, 2008

Part I

Item 1. Business

General

1.	We note from your disclosures that IBM, your largest customer, generated 30.6% of your revenues for 2008 under the National Technical Services Agreement. It appears that you are substantially dependent on this customer and should file the customer agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K and include in the business section a brief summary of the material terms of the agreement.

Company Response

We note the Staff’s comment. The Company determined, based upon its interpretation of Item 601 of Regulation S-K, that the National Technical Services Agreement with IBM (“IBM Agreement”) is deemed a contract made in the ordinary course of business. In arriving at this conclusion, due consideration was given to Item 601(b)(10)(ii)(B) of Regulation S-K, which requires the disclosure of “[a]ny contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods …”. It was the Company’s interpretation that the IBM Agreement did not fall within the threshold for substantial dependence, which appears to hinge on impacting “the major part” (or greater than 50%) of a registrant’s business. The IBM Agreement does not constitute the major part of the Company’s revenues. As such, the Company determined that the IBM Agreement (which constituted roughly 30.6% of the Company’s revenues for 2008) did not constitute substantial dependence.

In addition to the aforementioned interpretation, the facts and circumstances of the Company’s operations under the IBM Agreement did not appear to give rise to substantial dependence. Although the services rendered under the IBM Agreement do traditionally constitute a large portion of the Company’s business, the terms of the contract do not commit IBM to purchasing any of the Company’s services, nor does the IBM Agreement guarantee the Company any minimum level of business or revenue from IBM. Rather, as IBM needs arise during the stated term of the IBM Agreement, individual requests are issued for the Company’s services.

For these reasons, the Company determined that the IBM Agreement was an agreement entered into in the ordinary course of business.

Part II

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Industry Trends, page 18

2.

Your discussion of industry trends appears to focus on IT staffing services, particularly the expectation that the decrease in demand experienced in the fourth quarter of 2008 will continue for most of 2009. However, we note that at the Computer Task Group, Inc. Wall Street Analyst Forum’s 20th Annual Institutional Investor Conference, you discussed recent developments impacting your IT solutions business, including new legislation regarding electronic medical records, as well as factors expected to have an impact on the amount of revenue generated by electronic medical records in 2009. Please tell us how you considered disclosing this as a known trend or uncertainty pursuant to Section III.B.3 of SEC Release 33-8350.

Company Response

We note the Staff’s comment. The subject of electronic medical record legislation is an evolving issue that the Company is watching closely. However, the issue is not expected to have a material impact on the Company’s operations or financial condition in 2009. Thus, after giving due regard to Section III.B.3 of the Security and Exchange Commissions (“SEC”) Release 33-8350 and Item 303 of Regulation S-K, the Company determined that such information does not require disclosure under the Management’s Discussion and Analysis (“MD&A”) section of the 10-K. More specifically, it was determined by the Company that such information does not, at this time, constitute a known material trend or uncertainty that would cause reported financial information to be less than indicative of future operating performance or of future financial condition. The Company will continue to monitor this evolving issue and evaluate its impact on operations and financial condition; and will make subsequent disclosures as applicable.

At this time, we believe that all material information concerning the potential impact of medical health record legislation on the Company has been disclosed. We refer the Staff to Item 1 of the Company’s 2008 Annual Report on Form 10-K. Within the Services section we refer to IT Solutions and therein discuss the Company’s significant experience with “implementing electronic medical records systems in integrated delivery networks and other provider organizations. CTG’s experience in supporting electronic medical records (“EMR”) systems and Regional Health Information Organizations (“RHIO”) formation favorably positions the Company as demand for these services increases.”

The Company also refers the staff to its Forms 8-K filed in February 2009 and April 2009 which in part read as follows,

“There are a number of factors that point to our expectation of quarterly results in the second half of 2009 improving from our second quarter forecast. Among these are stable demand in our staffing business over the last month, improved proposal activity in our solutions business particularly for electronic medical records (EMR) projects, and the benefit of the federal stimulus package on healthcare IT spending expected later in the year. EMRs are a long-term opportunity that CTG is already favorably positioned to capitalize on based on our provider and communitywide EMR work, which was 7% of our 2008 revenue.

For now, CTG’s continued profitability and strong financial position during this major recession are important indicators of the strength of our business. These strengths are also favorable indicators of the growth and earnings potential of CTG’s business when the economy recovers and as we further advance our strategy to increase higher margin solutions work and to expand our healthcare IT business that is already contributing over 25% to our revenue.”

Additionally, included as part of our quarterly investor call transcript, which was filed on Form 8-K on February 27, 2009, was an assumption we provided as background for our 2009 annual financial guidance which read, “the $19 billion included in the stimulus package in the United States for healthcare IT should significantly advance our business. We are basing this assumption on CTG already being one of the largest providers of IT services for electronic medical records in the world and one of only seven companies that have run projects to install electronic medical records systems for an entire community. However, based upon previous government initiatives, we believe that it will take the government about six months to prepare request for proposals (“RFPs”), evaluate alternative proposals, and select firms to engage to perform the EMR work. We also know that following selection to run a large project we first have to create a vision of the end result and then build a detailed project plan of all of the tasks to be completed before we can fully staff up an engagement. That means that while we expect to see some of the benefit of the healthcare IT stimulus projects in the fourth quarter of 2009, a significant increase in our revenue from the stimulus package would not occur until 2010.”

As such, the Company believes that all material information concerning this evolving environmental issue has been disclosed through the requisite channels. The Company will continue to monitor the development of this issue and at such time that factors become known trends which are material to our business, we will make subsequent disclosures as required in future filings.

Critical Accounting Policies

Goodwill Valuation, page 24

3.	It appears that your interim goodwill assessment at December 31, 2008 was triggered by declining market conditions, although your disclosure seems to indicate there was no triggering event. Please tell us how your disclosure conveys the appropriate application of paragraph 28 of SFAS 142.

Company Response

We note the Staff’s comment. Paragraph 28 of SFAS 142 indicates in part that “Goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.” Given the declining market conditions in the general economy during 2008, the Company believed, based primarily upon a decline in its stock price following the October 2008 stock market crash, that there may have been a triggering event due to a change in business climate, as detailed in paragraph 28 of SFAS 142, which in turn could be an indication of an impairment in its recorded goodwill balance at December 31, 2008. Therefore, the Company completed an analysis which included analyzing the enterprise value of the consolidated company, and reconciling it to the carrying value of the Company’s business units, including the business unit to which the goodwill relates. The goodwill which the Company has recorded relates entirely to its healthcare information technology practice. From this analysis, the Company determined the fair value of the business unit continued to exceed its carrying value, and no impairment existed. Given the deteriorating market conditions, the Company believed that making such a disclosure, although not required, would enhance the reader’s understanding of its financial results relative to the valuation of its goodwill balances.

4.	The risk factor on page 12 regarding goodwill discusses several changes that could result in an impairment of your existing goodwill balance. Please tell us what consideration you gave to providing a sensitivity analysis to show the impact that changes in estimates and assumptions may have on the outcome of your goodwill impairment test. See Section V. of SEC Release 33-8350.

Company Response

We note the Staff’s comment. SEC Release 33-8350, Section V. which is entitled “Critical Accounting Estimates,” indicates in part “… a company should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.” When we considered providing sensitivity analysis to show the impact that changes in estimates and assumptions may have on the outcome of our goodwill impairment test, we noted that when we applied outcomes that were reasonably likely to occur, there was no material effect on our goodwill valuation, and no impairment was indicated. Accordingly, we believed that providing sensitivity data that did not result in an impairment of our goodwill would not add transparency to the reader, nor would it aid in their understanding of our financial results for our goodwill balances.

Financial Condition and Liquidity, page 25

5.	We note the discussion of operating cash flows addresses fiscal years ended December 31, 2008 and 2007 but not 2006, while the discussion of cash flows from investing and financing activities addresses only 2008. Please explain to us how you considered Instruction 1 to paragraph 303(a) of Regulation S-K.

Company Response

We note the Staff’s comment. We note Instruction 1 to paragraph 303(a), indicates in part “Generally, the discussion shall cover the three-year period covered by the financial statements and shall use year-over-year comparisons or any other formats that in the registrants judgment enhance a reader’s understanding.” When writing the financial condition and liquidity section of our MDA, we did not expand our analysis to include 2006 for operating cash flows, and 2007 and 2006 for investing and financing cash flows, as the cash flow in those years, for the most part, was similar to that of 2008. Accordingly, as the yearly activities are, for the most part, similar, we did not believe such disclosure would enhance the reader’s understanding of our financial results. We will, however, expand our disclosures in the financial condition and liquidity section of our MDA in future filings to cover the periods presented.

Item 8. Financial Statements and Supplementary Data

Note 4. Income Taxes, page 42

6.	We note there appears to be a disproportionate relationship between income allocated to foreign operations and the related tax expense. Please advise.

Company Response

We note the Staff’s comment. There are two main items which contributed to the disproportionate relationship between income tax expense and income allocated to our foreign operations. First, primarily in Belgium, we incurred significant expenses for employee travel which are not deductible for Belgian tax purposes. Additionally, we have incurred losses in various foreign countries for which it is unclear whether a future tax benefit will be realized. During 2008, based upon our current operating losses in certain foreign operations, the Company recorded a valuation allowance related to net operating loss carry-forwards. The recording of the valuation allowance in 2008 had a significant impact on the provision for income tax expense in the Company’s foreign operations.

Note 12. Enterprise-Wide Disclosures, page 55

7.	We note that you separately disclose revenues from external customers attributed to Belgium. In future filings, please disclose the basis for attributing revenues to individual countries as required by paragraph 38.a. of SFAS 131.

Company Response

We note the Staff’s comment. The basis for separately disclosing revenue attributable to our operations in Belgium is due to the fact that revenue totals in Belgium were in excess of 10% of our total revenue. We will disclose this basis for attributing revenue to individual countries in future filings.

8.	You disclose on page 3, your participation in a start-up of regional health information organizations. To the extent this is a business activity tell us what consideration you have given to treating this as an operating segment under SFAS 131. See paragraph 10 of SFAS 131.

Company Response

We note the Staff’s comment and would like to clarify that this was not a business activity where we started, are investing in, or purchased a portion of a RHIO. Rather, we provided information technology services to a RHIO that was in the initial start-up phase. The services provided to the RHIO are consistent with the services we provide to our other customers, and did not result in an ownership interest in the RHIO. Accordingly, we did not deem this work to be a business activity which would constitute reporting as a separate operating segment in our consolidated financial statements.

Item 9A. Controls and Procedures

(c) Changes in Internal Control Over Financial Reporting, page 59

9.	You state in relevant part that there were “no significant” changes in your internal controls over financial reporting in connection with your fourth quarter evaluation that “would” materially affect your internal controls over financial reporting. Please confirm there were “no changes” in your internal control over financial reporting that occurred during your fourth quarter that “materially affected,” or were reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K. Please also confirm that you will conform your disclosure in future filings.

Company Response

We note the Staff’s comment and confirm there were no changes in our internal control over financial reporting that occurred in the fourth quarter that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting. We conformed our disclosure in our Form 10-Q for the period ended April 3, 2009 as filed with the SEC on May 1, 2009, and will conform our disclosure in all future filings.

Part III

Item 11. Executive Compensation (incorporated by reference from Definitive Proxy Statement on Schedule 14A filed April 3, 2009)

Compensation Committee Interlocks and Insider Participation, page 12

10.	Please note that where you have relationships that trigger a disclosure obligation, Item 407(e)(4) of Regulation S-K requires that you identify each person who served as a member of the compensation committee during the last completed fiscal year. Please confirm that you will provide conforming disclosure in future filings.

Company Response

We note the Staff’s comment and will provide conforming disclosure in future filings.

Compensation Discussion and Analysis, page 12

11.	Inasmuch as you allocate compensation between long-term and currently paid out compensation, cash and non-cash compensation or among different forms of awards within those categories, your policies with respect to how those allocations are determined should be discussed. Please tell us what consideration you gave to Item 402(b)(2)(i)-(iii) of Regulation S-K with respect to your compensation discussion.

Company Response

We note the Staff’s comment. In discussing the compensation awarded to named executive officers, the Company gave due consideration to subparts (i)-(iii) of Item 402(b)(2); which recommends disclosure of:

i.	The policies for allocating between long-term and currently paid out compensation;

ii.	The policies for allocating between cash and non-cash compensation, and among different forms of non-cash compensation; and

iii.	For long-term compensation, the basis for allocating compensation to each different form of award (such as relationship of the award to the achievement of the registrant’s long-term goals, management’s exposure to downside equity performance risk, correlation between cost to registrant and expected benefits to the registrant).

Aside from the policies and processes outlined in the Company’s Proxy, under the heading “How Executive Compensation is Determined” (page 13), the Company maintains no other policies or processes for allocating among the various executive compensation components discussed in the aforementioned subparts.

How Executive Compensation is Determined, page 13

12.	Regarding the methodology used, please clarify what role the named executive officers, including the chief executive officer, have, if any, in setting their own compensation. Refer to Item 402(b)(2)(xv) of Regulation S-K.

Company Response

We note the Staff’s comment and respectfully inform the Staff that named executive officers, including the CEO, have absolutely no direct role in setting the terms of their own compensation. The CEO’s compensation is set exclusively by the Compensation Committee and each of the remaining executive officers’ compensation is set by the CEO and approved by the Compensation Committee.

13.	We note you have disclosed in a footnote the peer group cited by the compensation committee for validation purposes, though you did not similarly disclose the sample of firms that Towers Perrin identified from its larger database. Please tell us how you determined not to disclose the component companies with respect to the sample of firms.

Company Response

We note the Staff’s comment and respectfully inform the Staff that the Towers Perrin Executive Compensation Database is a proprietary tool. As such, the names of the roughly 820 companies included in that tool were not provided to the Company—and consequently were not available for disclosure. It was further determined by the Company that the surveying methods used to compile the Towers Perrin’s compensation report (thus employing their proprietary Executive Compensation Database) do not constitute “benchmarking” for which a disclosure of component companies is required pursuant to Item 402(b)(2)(xiv). This determination was based, in part, on the answer provided to Question 118.05 in the SEC’s Compliance and Disclosure Interpretations:

Question 118.05

Question: Item 402(b)(xiv) provides, as an example of material information to be disclosed in the Compensation Discussion and Analysis, depending on the facts and circumstances, “[w]hether the registrant engaged in any benchmarking of total compensation, or any material element of compensation, identifying the benchmark and, if applicable, its components (including component companies).” What does “benchmarking” mean in this context?

Answer: In this context, benchmarking generally entails using compensation data about other companies as a reference point on which – either wholly or in part – to base, justify or provide a framework for a compensation decision. It would not include a situation in which a company reviews or considers a broad-based third-party survey for a more general purpose, such as to obtain a general understanding of current compensation practices. [July 3, 2008]

(See http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm).

14.	We note that you rely on peer group data with respect to establishing total compensation for your executive officers. Clarify whether you also consider peer group data with respect to the individual elements of compensation. Further, please clarify how you use peer group data in determining salaries. For instance, tell us and disclose in future filings whether the salary for each named executive officer fell within, above or below the competitive range. To the extent salaries fall outside of the competitive range, the relevant factors, such as individual performance, considered in setting compensation outside of the range should be discussed. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Company Response

We note the Staff’s Comment. In awarding total compensation packages, as well as all individual elements of compensation, the Company relies heavily on the recommendations proposed by Towers Perrin in its annual compensation report to the Compensation Committee. It is the Company’s understanding that the same surveying methodologies employed by Towers Perrin to posit recommendations on total executive compensation were also employed to posit recommendations concerning individual elements of compensation. However, as the Staff indicated in the above Comment 13, the peer group data cited by the Company in its Proxy was used exclusively for validation purposes.

For the Company’s named executive officers, except the Company’s chief executive officer and chief financial officer whose salaries were below the competitive range and for the Company’s senior vice president, Healthcare, whose salary was above the competitive range, the total salaries fell within the competitive range. To the extent salaries, fall outside of the competitive range, one or more of the following factors would have contributed to that determination: (i) internal pay equity, (ii) past performance of the individual, (iii) recent promotion or significant change in responsibilities, (iv) cost of living considerations for a particular geographic location, and (v) mandatory pay increases required pursuant to European law.

The Company will attempt to expand its discussion on this topic in future filings.

Performance-Based Incentives, page 16

15.	Please address the extent to which the compensation committee can exercise or has exercised discretion with respect to bonus payments. Specifically, please address whether the compensation committee can exercise or has exercised discretion with respect to incentive awards either to award compensation absent achievement of specified thresholds or performance amounts or to reduce or increase the size of any award or payout. Please refer to Item 402(b)(2)(vi) of Regulation S-K.

Company Response

We note the Staff’s Comment and respectfully direct the Staff to the section of Company’s Proxy (page 16) entitled Annual Cash Incentive Compensation. Except as provided in this section, the compensation committee neither maintains nor exercises any further discretion surrounding Incentive payments. In particular, the compensation committee is not authorized to either: (i) award Incentive payments absent achievement, or (ii) modify, by reducing or increasing, the size of any Incentive award or payout.

16.	It appears from your disclosure that corporate performance targets were material to your executive compensation policies and decision-making processes for fiscal 2008, in particular in determining cash incentives for named executive officers. In this regard, we note that you have not provided quantitative disclosures of the revenue and income targets at the corporate or business unit level. Please tell us whether you are relying on Instruction 4 to Item 402(b) of Regulation S-K in omitting the performance-related target information. If so, please confirm, if true, that you have a competitive harm analysis that supports your reliance on that instruction, or advise. Further, with respect to your statement that the incentive plan targets for 2008 involve a “reasonably challenging degree of difficulty commensurate with historical levels,” consider expanding your statement to provide more meaningful disclosure regarding level of difficulty. For instance, consider disclosing whether targets were met in prior years and at what levels.

Company Response

We note the Staff’s Comment and respectfully inform the Staff that the Company has indeed relied upon Instruction 4 to Item 402(b) in omitting the quantitative performance targets. Given the extremely competitive nature of the IT Services industry, the Company conducted a competitive harm analysis and determined that disclosure of such quantitative performance targets would result in competitive harm to the Company.

In the future, the Company will attempt to expand its discussion concerning the level of difficulty surrounding the attainment of such performance targets.

Specific Executive Officer Compensation Plans and Employment Agreements, page 19

17.	Please tell us what consideration you gave to discussing how you determined the specific amount for each element paid to each named executive officer and how your decisions with respect to each compensation element affect decisions regarding other elements. Please refer to Item 402(b)(1)(v) and (vi) of Regulations S-K.

Company Response

We note the Staff’s Comment and respectfully direct the Staff to the section of the Company’s Proxy (page 13) entitled How Executive Compensation is Determined. This section discusses the only processes and policies used to determine total compensation packages as well as the specific amount of each element paid to executive officers. The Company considers each element of the Components of Executive Compensation (see pages 14-17) to be integrally tied to its primary of objective of attracting, retaining and motivating the most talented employees possible. As such, significant reliance was placed on the recommendations posited in the Towers Perrin compensation report. Consequently, except as already considered as part of the Towers Perrin surveying methodology, the interaction of various elements of compensation played little or no additional role in the decision to grant compensation elements or specific amounts.

18.	With respect to incentive compensation, where the achievement or non-achievement of relevant performance metrics were determinative, we would expect to see a more focused discussion of the extent to which target levels or performance goals were achieved and how achievement of the various corporate performance goals resulted in specific payouts under the plan. Please tell us what consideration you gave to disclosing this information and confirm that you will include disclosure to this effect in future filings as appropriate.

Company Response

We note the Staff’s Comment and respectfully inform the Staff that, as discussed in response to Comment number 16, the Company has relied upon Instruction 4 to Item 402(b) in omitting the quantitative performance targets pertaining to Incentive payouts. Given the extremely competitive nature of the IT Services industry, the

Company conducted a competitive harm analysis and determined that disclosure of such quantitative performance targets would result in competitive harm to the Company.

We respectfully direct the Staff to the Company’s disclosures under the section entitled “Grants of Plan Based Awards” (pages 23-24), in which a focused discussion concerning the extent to which target levels were achieved, and resulting payouts made, is disclosed. In the future, as indicated previously in response to Comment number 16, the Company will attempt to expand its discussion concerning the level of difficulty surrounding the attainment of such performance targets.

Item 13. Certain Relationships and Related Transactions, and Director Independence (incorporated by reference from Definitive Proxy Statement on Schedule 14A filed April 3, 2009)

Audit Committee’s Review of Related Person Transactions, page 33

19.	We note your statement that the audit committee must review and approve related party transactions. This disclosure does not appear to be responsive to the requirements that you describe your policies and procedures for reviewing and approving transactions required to be disclosed pursuant to Item 404(a) of Regulations S-K. Please refer to Item 404(b)(1) of Regulation S-K and advise.

Company Response

We note the Staff’s Comment and respectfully inform the Staff that all policies and procedures for reviewing and approving Item 404(a) transactions have been disclosed. In short, aside from the written policy contained in the Audit Committee charter, the Company maintains no additional policies concerning this process.

Finally, please be advised that the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Once you have had the opportunity to review the Company’s responses set forth in this letter, please contact the undersigned in writing or at 716.887.7221 with any comments or questions you may have.

Yours truly,

/s/ James R. Boldt
James R. Boldt
Chairman and Chief Executive Officer